Exhibit 99.1

NICE Reports 20% Year-Over-Year Cloud Revenue Growth and 16% Year-Over-
Year EPS Growth for the Fourth Quarter 2023

•	17% growth in operating cash flow for full year 2023 totaling a record $561 million
•	300% growth in number of AI deals for full year 2023
•	Company expects to cross $2.7 billion in total revenue, exceed $2 billion in cloud revenue and significantly increase EPS for full year 2024

Hoboken, New Jersey, February 22, 2024 - NICE (NASDAQ: NICE) today announced results for the fourth quarter ended December 31, 2023, as compared to the corresponding period of the previous year.

Fourth Quarter 2023 Financial Highlights *

GAAP	Non-GAAP
Total revenue was $623.2 million and increased 10%	Total revenue was $623.2 million and increased 10%
Cloud revenue was $429.0 million and increased 20%	Cloud revenue was $429.0 million and increased 20%
Cloud gross margin was 65.8% compared to 64.5% last year	Cloud gross margin was 71.1% compared to 70.5% last year
Operating income was $122.7 million and increased 40%	Operating income was $186.9 million and increased 15%
Operating margin was 19.7% compared to 15.4% last year	Operating margin was 30.0% compared to 28.6% last year
Diluted EPS was $1.24 and increased 16%	Diluted EPS was $2.36 and increased 16%
Operating cash flow was $180.5 million and increased 2%

Full Year 2023 Financial Highlights *

GAAP	Non-GAAP
Total revenue was $2,377.5 million and increased 9%	Total revenue was $2,377.5 million and increased 9%
Cloud revenue was $1,581.8 million and increased 22%	Cloud revenue was $1,581.8 million and increased 22%
Cloud gross margin was 65.0% compared to 63.5% last year	Cloud gross margin was 70.5% compared to 70.0% last year
Operating income was $435.2 million and increased 30%	Operating income was $703.8 million and increased 13%
Operating margin was 18.3% compared to 15.4% last year	Operating margin was 29.6% compared to 28.7% last year
Diluted EPS was $5.11 and increased 28%	Diluted EPS was $8.79 and increased 15%
Operating cash flow was $561.4 million and increased 17%

* There was no contribution to NICE’s income statement from LiveVox in 2023.

“Our excellent fourth quarter helped fuel another year of great financial results, including $2.4 billion of total revenue, 22% cloud revenue growth and nearly 30% operating margin, resulting in profitability and operating cash flow that continues to outperform our competitors by a wide margin,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “As we enter 2024 following the outstanding success of last year it is now clear that AI has become an overarching catalyst unlocking multiple vectors of growth. Our leading-edge AI bolstered by our unique data assets is increasing NICE’s cloud win rates across the board, it is the bedrock of our rapid expansion into digital engagement, it is the convergence power igniting the adoption of our platform and it is a source for a growing number of brand-new AI-based solutions with incremental revenue streams.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues:
Fourth quarter 2023 total revenues increased 10% to $623.2 million compared to $568.6 million for the fourth quarter of 2022.
Full year 2023 total revenues increased 9% to $2,377.5 million compared to $2,181.3 million for the full year 2022.

Gross Profit:
Fourth quarter 2023 gross profit was $422.3 million compared to $387.6 million for the fourth quarter of 2022. Fourth quarter 2023 gross margin was 67.8% compared to 68.2% for the fourth quarter of 2022.
Full year 2023 gross profit was $1,609.3 million compared to $1,497.6 million for the full year 2022. Full year 2023 gross margin was 67.7% compared to 68.7% for the full year 2022.

Operating Income:
Fourth quarter 2023 operating income increased 40% to $122.7 million compared to $87.8 million for the fourth quarter of 2022. Fourth quarter 2023 operating margin was 19.7% compared to 15.4% for the fourth quarter of 2022.
Full year 2023 operating income was $435.2 million compared to $335.2 million for the full year 2022. Full year 2023 operating margin was 18.3% compared to 15.4% for the full year 2022.

Net Income:
Fourth quarter 2023 net income increased 15% to $81.7 million compared to $71.2 million for the fourth quarter of 2022. Fourth quarter 2023 net income margin was 13.1% compared to 12.5% for the fourth quarter of 2022.
Full year 2023 net income was $338.3 million compared to $265.9 million for the full year 2022. Full year 2023 net income margin was 14.2% compared to 12.2% for the full year 2022.

Fully Diluted Earnings Per Share:
Fully diluted earnings per share for the fourth quarter of 2023 increased 16% to $1.24 compared to $1.07 in the fourth quarter of 2022.
Fully diluted earnings per share for the full year 2023 increased 28% to $5.11 compared to $4.00 for the full year 2022.

Cash Flow and Cash Balance:
Fourth quarter 2023 operating cash flow was $180.5 million and full year 2023 operating cash flow was $561.4 million.
In the fourth quarter 2023, $69.0 million was used for share repurchases and for the full year 2023, $288.4 million were used for share repurchases.
As of December 31, 2023, total cash and cash equivalents, and short-term investments were $1,407.8 million. Our debt, net of a hedge instrument, was $544.4 million, resulting in net cash and investments of $863.4 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues:
Fourth quarter 2023 Non-GAAP total revenues increased 10% to $623.2 million compared to $568.6 million for the fourth quarter of 2022.
Full year 2023 Non-GAAP total revenues increased 9% to $2,377.5 million compared to $2,181.3 million for the full year 2022.

Gross Profit:
Fourth quarter 2023 Non-GAAP gross profit increased to $448.2 million compared to $412.6 million for the fourth quarter of 2022. Fourth quarter 2023 Non-GAAP gross margin was 71.9% compared to 72.6% for the fourth quarter of 2022.
Full year 2023 gross profit was $1,708.8 million compared to $1,594.6 million for the full year 2022. Full year 2023 gross margin was 71.9% compared to 73.1% for the full year 2022.

Operating Income:
Fourth quarter 2023 Non-GAAP operating income increased 15% to $186.9 million compared to $162.8 million for the fourth quarter of 2022. Fourth quarter 2023 Non-GAAP operating margin was 30.0% compared to 28.6% for the fourth quarter of 2022.
Full year 2023 operating income increased 13% to $703.8 million compared to $625.1 million for the full year 2022. Full year 2023 operating margin was 29.6% compared to 28.7% for the full year 2022.

Net Income:
Fourth quarter 2023 Non-GAAP net income increased 14% to $154.9 million compared to $135.3 million for the fourth quarter of 2022. Fourth quarter 2023 Non-GAAP net income margin totaled 24.9% compared to 23.8% for the fourth quarter of 2022.
Full year 2023 net income increased 15% to $582.7 million compared to $506.8 million for the full year 2022. Full year 2023 net income margin was 24.5% compared to 23.2% for the full year 2022.

Fully Diluted Earnings Per Share:
Fourth quarter 2023 Non-GAAP fully diluted earnings per share increased 15% to $2.36 compared to $2.04 for the fourth quarter of 2022.
Fully diluted earnings per share for the full year 2023 increased 15% to $8.79 compared to $7.62 for the full year 2022.

First Quarter and Full Year 2024 Guidance:

First-Quarter 2024:
First-quarter 2024 Non-GAAP total revenues are expected to be in a range of $650 million to $660 million, representing 15% growth year over year at the midpoint.

First-quarter 2024 Non-GAAP fully diluted earnings per share are expected to be in a range of $2.40 to $2.50, representing 21% growth year over year at the midpoint.

Full-Year 2024:
Full-year 2024 Non-GAAP total revenues are expected to be in a range of $2,715 million to $2,735 million, representing 15% growth at the midpoint compared to full-year 2023.

Full year 2024 Non-GAAP fully diluted earnings per share are expected to be in a range of $10.40 to $10.60, representing 19% growth at the midpoint compared to full-year 2023.

The above guidance includes the following expectations:

•	Full-year 2024 cloud revenue growth of at least 18% year over year, exclusive of any contribution from the LiveVox acquisition.
•	LiveVox is expected to contribute incrementally an approximate $142 million to cloud revenue for full-year 2024.

Quarterly Results Conference Call

NICE management will host its earnings conference call today February 22, 2024, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.

The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions.

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$511,795	$529,596
Short-term investments	896,044	1,041,943
Trade receivables	585,154	518,517
Debt hedge option	121,922	122,323
Prepaid expenses and other current assets	197,967	204,754

Total current assets	2,312,882	2,417,133

LONG-TERM ASSETS:
Property and equipment, net	174,414	159,285
Deferred tax assets	178,971	116,889
Other intangible assets, net	305,501	209,605
Operating lease right-of-use assets	104,565	102,893
Goodwill	1,821,969	1,617,118
Prepaid expenses and other long-term assets	219,332	231,496

Total long-term assets	2,804,752	2,437,286

TOTAL ASSETS	$5,117,634	$4,854,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$66,036	$56,019
Deferred revenues and advances from customers	302,649	338,930
Current maturities of operating leases	13,747	13,525
Debt	209,229	209,292
Accrued expenses and other liabilities	528,660	523,451

Total current liabilities	1,120,321	1,141,217

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	52,458	57,211
Operating leases	102,909	99,262
Deferred tax liabilities	8,596	7,336
Debt	457,081	455,382
Other long-term liabilities	21,769	38,588

Total long-term liabilities	642,813	657,779

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,341,132	3,042,085
Non-controlling interests	13,368	13,338

Total shareholders' equity	3,354,500	3,055,423

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,117,634	$4,854,419

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Audited	Unaudited	Audited

Revenue:
Cloud	$428,986	$358,850	$1,581,825	$1,295,323
Services	162,365	161,208	641,387	650,116
Product	31,841	48,502	154,296	235,855
Total revenue	623,192	568,560	2,377,508	2,181,294

Cost of revenue:
Cloud	146,510	127,309	553,654	472,805
Services	48,674	46,339	188,890	183,938
Product	5,694	7,332	25,629	26,945
Total cost of revenue	200,878	180,980	768,173	683,688

Gross profit	422,314	387,580	1,609,335	1,497,606

Operating expenses:
Research and development, net	81,119	81,964	322,708	306,073
Selling and marketing	154,500	148,198	599,114	609,833
General and administrative	64,030	69,594	252,286	246,527
Total operating expenses	299,649	299,756	1,174,108	1,162,433

Operating income	122,665	87,824	435,227	335,173

Financial expenses (income) and other, net	2,635	(9,127)	(22,473)	(10,159)

Income before tax	120,030	96,951	457,700	345,332
Taxes on income	38,378	25,765	119,399	79,387
Net income	$81,652	$71,186	$338,301	$265,945

Earnings per share:
Basic	$1.29	$1.11	$5.32	$4.17
Diluted	$1.24	$1.07	$5.11	$4.00

Weighted average shares outstanding:
Basic	63,283	63,961	63,590	63,790
Diluted	65,749	66,285	66,265	66,465

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Audited	Unaudited	Audited

Operating Activities

Net income	$81,652	$71,186	$338,301	$265,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,212	47,469	167,360	176,546
Share-based compensation	46,170	49,015	176,658	182,704
Amortization of premium and discount and accrued interest on marketable securities	436	1,160	2,480	8,322
Deferred taxes, net	(35,833)	(28,992)	(66,620)	(52,618)
Changes in operating assets and liabilities:
Trade Receivables, net	(16,572)	(44,077)	(34,292)	(129,712)
Prepaid expenses and other current assets	95,413	8,600	73,052	(31,673)
Operating lease right-of-use assets	3,833	3,579	12,518	20,393
Trade payables	2,642	18,280	3,426	19,923
Accrued expenses and other current liabilities	(27,012)	43,967	(55,703)	33,684
Deferred revenue	(6,285)	8,749	(45,947)	6,417
Realized loss on marketable securities, net	12,271	-	12,271	-
Operating lease liabilities	441	(3,703)	(11,100)	(26,191)
Amortization of discount on long-term debt	1,166	1,151	4,615	4,582
Loss from extinguishment of debt	16	-	53	1,206
Change in fair value of contingent consideration	(18,258)	-	(18,258)	-
Other	(796)	322	2,616	187
Net cash provided by operating activities	180,496	176,706	561,430	479,715

Investing Activities

Purchase of property and equipment	(6,079)	(10,941)	(29,205)	(31,893)
Purchase of Investments	(29,620)	(30,840)	(230,263)	(396,297)
Proceeds from Investments	129,006	33,156	436,044	355,560
Capitalization of internal use software costs	(13,868)	(12,826)	(54,974)	(49,997)
Payments for business acquisitions, net of cash acquired	(396,780)	(30,000)	(415,185)	(29,724)
Net cash provided used in investing activities	(317,341)	(51,451)	(293,583)	(152,351)

Financing Activities

Proceeds from issuance of shares upon exercise of options	803	529	2,570	953
Purchase of treasury shares	(69,026)	(24,543)	(288,443)	(144,944)
Dividends paid to noncontrolling interest	(291)	-	(1,771)	(376)
Repayment of debt	(1,071)	(4)	(2,628)	(20,132)
Net cash used in financing activities	(69,585)	(24,018)	(290,272)	(164,499)

Effect of exchange rates on cash and cash equivalents	3,754	3,877	2,643	(8,425)

Net change in cash, cash equivalents and restricted cash	(202,676)	105,114	(19,782)	154,440
Cash, cash equivalents and restricted cash, beginning of period	$715,990	$427,982	$533,096	$378,656

Cash, cash equivalents and restricted cash, end of period	$513,314	$533,096	$513,314	$533,096

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$511,795	$529,596	$511,795	$529,596
Restricted cash included in other current assets	$1,519	$3,500	$1,519	$3,500
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$513,314	$533,096	$513,314	$533,096

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2023	2022	2023	2022

GAAP revenues	$623,192	$568,560	$2,377,508	$2,181,294
Non-GAAP revenues	$623,192	$568,560	$2,377,508	$2,181,294

GAAP cost of revenue	$200,878	$180,980	$768,173	$683,688
Amortization of acquired intangible assets on cost of cloud	(17,935)	(18,940)	(75,667)	(74,791)
Amortization of acquired intangible assets on cost of services	-	-	-	(377)
Amortization of acquired intangible assets on cost of product	(255)	(241)	(1,021)	(1,017)
Valuation adjustment on acquired deferred cost of cloud	-	13	-	54
Cost of cloud revenue adjustment (1)	(4,605)	(2,451)	(10,965)	(8,840)
Cost of services revenue adjustment (1)	(3,142)	(3,233)	(11,906)	(11,497)
Cost of product revenue adjustment (1)	15	(147)	121	(548)
Non-GAAP cost of revenue	$174,956	$155,981	$668,735	$586,672

GAAP gross profit	$422,314	$387,580	$1,609,335	$1,497,606
Gross profit adjustments	25,922	24,999	99,438	97,016
Non-GAAP gross profit	$448,236	$412,579	$1,708,773	$1,594,622

GAAP operating expenses	$299,649	$299,756	$1,174,108	$1,162,433
Research and development (1)	(6,997)	(9,736)	(31,402)	(33,561)
Sales and marketing (1,2)	(11,515)	(13,993)	(48,048)	(57,114)
General and administrative (1,2)	(34,588)	(20,549)	(92,291)	(73,540)
Amortization of acquired intangible assets	(3,506)	(5,748)	(15,757)	(28,901)
Valuation adjustment on acquired deferred commission	22	43	128	196
Change in fair value of contingent consideration	18,258	-	18,258	-
Non-GAAP operating expenses	$261,323	$249,773	$1,004,996	$969,513

GAAP financial and other income, net	$2,635	$(9,127)	$(22,473)	$(10,159)
Amortization of discount and loss of extinguishment on debt	(1,182)	(1,151)	(4,668)	(5,788)
Realized loss on marketable securities, net	(12,271)	-	(12,271)	-
Change in fair value of contingent consideration	-	-	(817)	-
Non-GAAP financial and other income, net	(10,818)	(10,278)	(40,229)	(15,947)

GAAP taxes on income	$38,378	$25,765	$119,399	$79,387
Tax adjustments re non-GAAP adjustments	4,464	12,037	41,937	54,897
Non-GAAP taxes on income	$42,842	$37,802	$161,336	$134,284

GAAP net income	$81,652	$71,186	$338,301	$265,945
Valuation adjustment on acquired deferred cost of cloud revenue	-	(13)	-	(54)
Amortization of acquired intangible assets	21,696	24,929	92,445	105,086
Valuation adjustment on acquired deferred commission	(22)	(43)	(128)	(196)
Share-based compensation (1)	47,298	50,061	180,504	185,052
Acquisition related expenses (2)	13,534	48	13,987	48
Amortization of discount and loss of extinguishment on debt	1,182	1,151	4,668	5,788
Realized loss on marketable securities, net	12,271	-	12,271	-
Change in fair value of contingent consideration	(18,258)	-	(17,441)	-
Tax adjustments re non-GAAP adjustments	(4,464)	(12,037)	(41,937)	(54,897)
Non-GAAP net income	$154,889	$135,282	$582,670	$506,772

GAAP diluted earnings per share	$1.24	$1.07	$5.11	$4.00

Non-GAAP diluted earnings per share	$2.36	$2.04	$8.79	$7.62

Shares used in computing GAAP diluted earnings per share	65,749	66,285	66,265	66,465

Shares used in computing non-GAAP diluted earnings per share	65,749	66,285	66,265	66,465

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2023	2022	2023	2022

	Cost of cloud revenue	$4,605	$2,451	$10,965	$8,840
	Cost of services revenue	3,142	3,233	11,906	11,497
	Cost of product revenue	(15)	147	(121)	548
	Research and development	6,997	9,736	31,402	33,561
	Sales and marketing	11,515	13,993	48,023	57,114
	General and administrative	21,054	20,501	78,329	73,492
		$47,298	$50,061	$180,504	$185,052

(2)	Acquisition related expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2023	2022	2023	2022

	Sales and marketing	$-	$-	$25	$-
	General and administrative	13,534	48	13,962	48
		$13,534	$48	$13,987	$48

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Audited	Unaudited	Audited

GAAP net income	$81,652	$71,186	$338,301	$265,945
Non-GAAP adjustments:
Depreciation and amortization	41,212	47,469	167,360	176,546
Share-based Compensation	46,170	49,015	176,658	182,704
Financial and other expense/ (income), net	2,635	(9,127)	(22,473)	(10,159)
Acquisition related expenses	13,534	48	13,987	48
Change in fair value of contingent consideration	(18,258)	-	(18,258)	-
Valuation adjustment on acquired deferred commission	(22)	(43)	(128)	(196)
Valuation adjustment on acquired deferred cost of cloud	-	(13)	-	(54)
Taxes on income	38,378	25,765	119,399	79,387
Non-GAAP EBITDA	$205,301	$184,300	$774,846	$694,221

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Audited	Unaudited	Audited

Free cash flow (a)
Net cash provided by operating activities	$180,496	$176,706	$561,430	$479,715

Purchase of property and equipment	(6,079)	(10,941)	(29,205)	(31,893)
Capitalization of internal use software costs	(13,868)	(12,826)	(54,974)	(49,997)

Free Cash Flow	$160,549	$152,939	$477,251	$397,825

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.